September 19, 2008

Philips brand value increases by 8% to USD 8.3 billion in global Interbrand ranking of most valuable brands

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced significant growth of its total brand value in the 2008 ranking of the top-100 global brands as compiled annually by leading brand consultant Interbrand. In this year’s ranking, the total estimated value* of the Philips brand increased by 8% to USD 8.3 billion, from USD 7.7 billion in 2007. Philips is ranked the 43rd most valuable brand in Interbrand’s 2008 ranking of best global brands.

Geert van Kuyck, Philips’ Chief Marketing Officer said “We are very proud that we have increased our brand value for the fifth year in a row in Interbrand’s annual assessment of the best brands worldwide. The consistency of our achievement clearly illustrates that our sense and simplicity brand promise, grounded in deep insights into customer and end-user needs, allows us to design and market truly differentiating products and solutions in the areas of Health and Well-being.”

Dr. Jürgen Häusler, CEO Interbrand Central and Eastern Europe, said “Philips’ brand value has once again showed an impressive growth rate, outperforming the key competitors. The 8% growth in brand value reveals the continued resonance of the Philips brand promise with its customers. Philips not only talks about simplicity by reinforcing the brand message at every touch point; it lives simplicity — through its focus on core activities and efficient operations. Philips managed to simplify the organization and reduce costs, and through its focus on customers and their needs the brand signals that it makes a true effort to stay attractive for customers. We at Interbrand are confident that the brand is well positioned to reap the benefits of future opportunities.”

In 2004, when Philips launched its “sense and simplicity” brand campaign, Philips’ total brand value was USD 4.4 billion. In 2005, Philips increased its total brand value to USD 5.9 billion, and this has steadily increased since then to attain a total value today of USD 8.3 billion.

More information and news about Philips is available at www.philips.com/newscenter and www.simplicityhub.philips.com

For further information, please contact:
Shai Dewan
Philips Corporate Communications:
Tel: +31 20 59 77199
Email: shai.dewan@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.